UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 1, 2010**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure.

The following information, including the exhibit described below, shall not be deemed "filed" hereunder for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On June 1, 2010, Caterpillar Inc. released a statement describing the purchase of Electro-Motive Diesel, Inc. for $820 million in cash from Berkshire Partners LLC and Greenbriar Equity Group LLC. United Industries Corporation, a wholly owned subsidiary of Progress Rail Services Corporation ("Progress Rail"), was the purchasing entity. Progress Rail is a wholly owned subsidiary of Caterpillar Inc.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

    99.1   Press Release dated June 1, 2010.

****

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

June 1, 2010   By: */s/ James B. Buda*
                                               James B. Buda
                                               Vice President, General Counsel and
                                               Secretary

EXHIBIT 99.1



June 1, 2010

Progress Rail Contact:
Jim Dugan
Corporate Public Affairs
309-494-4100
dugan_jim@cat.com

Berkshire Partners Contact:
Jennifer Boyce
617- 227-0050

Progress Rail Trade Media Contact:
Barbara Cox
Corporate Communications Manager
bcox@progressrail.com
800-476-8769

Greenbriar Equity Group Contact:
Kathleen Moran
914-925-9692

FOR IMMEDIATE RELEASE

Progress Rail Services to Acquire Electro-Motive Diesel, Creating Global Locomotive Manufacturing and Rail Services Company

ALBERTVILLE, Ala.—Progress Rail Services has signed a definitive agreement to purchase Electro-Motive Diesel (EMD) for $820 million in cash from Berkshire Partners LLC and Greenbriar Equity Group LLC. Upon completion of the transaction, EMD will become a wholly-owned subsidiary of Progress Rail. Progress Rail is a wholly-owned subsidiary of Caterpillar Inc. (NYSE: CAT).

"This acquisition represents the latest step in our strategic plan to aggressively grow our presence in the global rail industry," said Caterpillar Vice Chairman and CEO-Elect Doug Oberhelman. "Including today's announcement and our acquisition of Progress Rail, Caterpillar has invested about $2 billion since 2006 to grow our profitable rail and transit businesses. Rail has proven to be a highly efficient and sustainable method for moving freight and people, and we see a positive long-term future for the continued growth of the rail industry."

Progress Rail Services is one of the largest providers of rail and transit products and services in North America, including: locomotive upgrade and repair, railcar

(more)

remanufacturing, trackwork, rail welding, rail repair and replacement, signal design and installation, maintenance of way equipment, parts reclamation and recycling.

"The acquisition of EMD will enable us to provide rail and transit customers an industry-leading range of locomotive, engine and emissions solutions, as well as unmatched aftermarket product and parts support and a full line of rail-related services and solutions," said Progress Rail CEO Billy Ainsworth.

With 2009 revenues of $1.8 billion, EMD has the largest installed base of diesel-electric locomotives in the world and offers the most extensive range of locomotive products in the rail and transit industry.

"We feel this is an ideal fit for EMD and our customers and we look forward to developing and providing an even greater portfolio of products and services for the rail and transit industry that we have proudly served for more than 85 years," said John S. Hamilton, president and CEO of Electro-Motive Diesel.

"We are very proud to have had the opportunity to partner with EMD's management in rebuilding this rail industry icon," said Regg Jones, managing partner of Greenbriar. "Having redirected the company's strategy and restored EMD back to strong operating and financial footing, we are confident EMD will continue its growth and success with Progress Rail."

Richard Lubin, managing director of Berkshire Partners, added, "Our objectives coming in were to transition EMD to a strong, independent company focused on its customers, invest in EMD's technology and capabilities and drive operational improvement. We are delighted Progress Rail will be the new owner of this business."

The acquisition is expected to close by the end of 2010, pending final regulatory approvals. EMD will remain headquartered in LaGrange, Ill. John Hamilton will continue as president and CEO of EMD and will report to Billy Ainsworth.

About Progress Rail:
Progress Rail Services, a wholly-owned subsidiary of Caterpillar Inc., is a leading supplier of remanufactured locomotive and railcar products and services to the railroad industry, operating one of the most extensive rail service and supply networks in North America. We serve our customers through a network of more than 125 locations across the United States, Canada, Mexico, Brazil, Italy, Germany and the United Kingdom, with more than 4,300 employees. Progress Rail Services is headquartered in Albertville, Ala. For more information, visit www.progressrail.com.

About Electro-Motive Diesel, Inc.:
Founded in 1922, Electro-Motive (EMD) is one of two U.S. original equipment manufacturers of diesel-electric locomotives. Headquartered in LaGrange, Ill., with additional facilities in London, Ontario, and San Luis Potosi, Mexico. EMD designs, manufactures and sells diesel-electric locomotives for all commercial railroad applications and has sold its products in more than 70 countries worldwide. The company is the only diesel-electric locomotive manufacturer to have produced more than 70,000 engines and has the largest installed base in both North America and worldwide. In addition to its manufacturing activities, EMD has an extensive aftermarket business offering customers replacement parts, maintenance solutions, and a range of value-added services. The company is also a global provider of diesel engines for marine propulsion, offshore and land-based oil well drilling rigs, and stationary power generation. Additional information can be found at: www.EMDiesels.com.

About Caterpillar:
For more than 85 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2009 sales and revenues of $32.396 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at: www.cat.com.

About Berkshire Partners LLC:
Berkshire Partners, the Boston-based private equity firm, has invested in leading mid-sized companies for over 25 years through seven investment funds with aggregate capital of $6.5 billion. Berkshire has developed specific industry experience in several areas including retailing, consumer products, manufacturing, transportation, energy, business services and communications. Representative investments include Amscan/Party City, Bare Escentuals, Carter's, Crown Castle International, NEW Asurion and TransDigm. Since the mid-1980s, Berkshire has invested in over 100 companies with approximately $20 billion of acquisition value and combined revenues of over $22 billion. Berkshire seeks to invest $50 to $500 million of equity capital in each portfolio company. For additional information, visit www.berkshirepartners.com.

About Greenbriar Equity Group LLC:
Greenbriar Equity Group LLC, a private equity firm with $1.5 billion of committed capital, focuses exclusively on the global transportation industry, including companies in freight and passenger transport, aerospace and defense, automotive, logistics, and related sectors. Greenbriar invests with superior management teams who are interested in being significant equity owners in their companies as well as with corporate partners who are interested in raising capital. Greenbriar's managing partners bring many decades of experience at the highest levels within the transportation industry. Additional information may be found at www.greenbriarequity.com.

Forward-Looking Statements
Certain statements in this press release relate to future events and expectations and, as such, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements are subject to known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and Caterpillar does not undertake to update its forward-looking statements.

It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors, including, but not limited to: (i) economic volatility in the global economy generally and in capital and credit markets; (ii) Caterpillar's ability to generate cash from operations, secure external funding for operations and manage liquidity needs; (iii) adverse changes in the economic conditions of the industries or markets Caterpillar serves; (iv) government regulations or policies, including those affecting interest rates, liquidity, access to capital and government spending on infrastructure development; (v) commodity price increases and/or limited availability of raw materials and component products, including steel; (vi) compliance costs associated with environmental laws and regulations; (vii) Caterpillar's and Cat Financial's ability to maintain their respective credit ratings, material increases in either company's cost of borrowing or an inability of either company to access capital markets; (viii) financial condition and credit worthiness of Cat Financial's customers; (ix) material adverse changes in our customers' access to liquidity and capital; (x) market acceptance of Caterpillar's products and services; (xi) effects of changes in the competitive environment, which may include decreased market share, lack of acceptance of price increases, and/or negative changes to our geographic and product mix of sales; (xii) Caterpillar's ability to successfully implement Caterpillar Production System or other productivity initiatives; (xiii) international trade and investment policies, such as import quotas, capital controls or tariffs; (xiv) failure of Caterpillar or Cat Financial to comply with financial covenants in their respective credit facilities; (xv) adverse changes in sourcing practices for our dealers or original equipment manufacturers; (xvi) additional tax expense or exposure; (xvii) political and economic risks associated with our global operations, including changes in laws, regulations or government policies, currency restrictions, restrictions on repatriation of earnings, burdensome tariffs or quotas, national and international conflict, including terrorist acts and political and economic instability or civil unrest in the countries in which Caterpillar operates; (xviii) currency fluctuations, particularly increases and decreases in the U.S. dollar against other currencies; (xix) increased payment obligations under our pension plans; (xx) inability to successfully integrate and realize expected benefits from acquisitions; (xxi) significant legal proceedings, claims, lawsuits or investigations; (xxii) imposition of significant costs or restrictions due to the enactment and implementation of health care reform legislation and proposed financial regulation legislation; (xxiii) changes in accounting standards or adoption of new accounting standards; (xxiv) adverse effects of natural disasters; and (xxv) other factors described in more detail under "Item 1A. Risk Factors" in Part I of our Form 10-K filed with the SEC on February 19, 2010 for the year ended December 31, 2009 and in Part II of our Form 10-Q filed with the SEC on May 3, 2010 for the quarter ended March 31, 2010. These filings are available on our website at www.cat.com/sec_filings.